China Ticket Center, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                  June 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Ronald E. Alper, Esq., Staff Attorney
           Lilyanna Peyser, Esq., Staff Attorney
           H. Christopher Owings, Assistant Director

Re: China Ticket Center, Inc.
    Amendment No. 1 to Form 10-12G
    Filed on May 20, 2011
    File No. 000-54317

Dear Madam or Sir,

     This letter is in response to your letter to me of June 2, 2011, regarding the above referenced matter ("Comment Letter"). China Ticket Center, Inc. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

Item 1A. Risk Factors, page 6

The  company  has no  existing  agreement
...., page 7

     1. PLEASE DELETE THE PHRASE "WHILE WE HAVE IDENTIFIED AND CONTACTED THREE POTENTIAL TARGETS," AS IT MITIGATES THE POINT OF THE RISK FACTOR.
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Response:

     In response to this comment, we have amended our filing by deleting the mitigating language pointed out in your comment (see page 7 of the amendment).

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

     2. WE NOTE YOUR STATEMENT THAT "[T]O THE BEST OF OUR KNOWLEDGE, THE PERSONS NAMED HAVE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO SUCH SHARES." PLEASE DELETE THE KNOWLEDGE QUALIFIER, OR SUPPLEMENTALLY EXPLAIN WHY IT IS NECESSARY GIVEN THAT THE THREE SOLE STOCKHOLDERS ALSO ARE THE SOLE MEMBERS OF YOUR MANAGEMENT TEAM.

Response:

     In response to this comment, we have deleted your referenced qualifier from our filing (see pages 15 and 16 of our amendment).

Item 5.  Directors and Executive Officers, page 17

     3. WE NOTE YOUR RESPONSE TO COMMENT SEVEN IN OUR LETTER DATED APRIL 26, 2011. PLEASE PROVIDE, ON A DIRECTOR -BY -DIRECTOR BASIS, THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS THAT LED TO THE CONCLUSION THAT THE PERSON SHOULD SERVE AS A DIRECTOR AT THE TIME THAT DISCLOSURE IS MADE, IN LIGHT OF YOUR BUSINESS AND STRUCTURE. SE ITEM 401 (E)(1) OF REGULATION S-K.

Response:

     In response to this comment, we have amended our filing by adding the following language under the caption "Qualifications of Our Directors" in Item 5 of our amendment on page 18:

     "We do not have a formal policy regarding director qualifications. In the opinion of our Board of Directors, our Directors have sufficient business experience and integrity to carry out the Company's plan of operations.

     Mr. Xu has been the President of a technology company in China since 2002 and has earned a Bachelor of Economics, International Economy and Trade, from Beijing University of Aeronautics and Astronautics in 2004. We believe that Mr. Xu's education and business experience suit him well for serving on the Company's Board of Directors.

     Mr. Tan has been President of a travel company in China since 2005 and is a 1998 graduate of the Hunan Chemical Secondary Technical Academy with a focus on technology. We believe that Mr. Tan's education and business experience suit him well for serving on the Company's Board of Directors.

     Mr. Zhang has the most business experience of any of our Directors. Mr. Zhang has served as Vice President of G1 Capital (Ningbo) Investment, Consultant and Management Co., Ltd., a company organized under the laws of the People's Republic of China that provides consulting services for initial public offerings and mergers and acquisition transactions in China. As indicated above, Mr. Zhang was Assistant President of Jolmo for ten months. Jolmo is a consulting firm organized under the laws of the People's Republic of China for 463 Plan of Foshan city government, which is a government sponsored project that assisted approximately 60 Chinese companies in going public in the last four years. In addition, since October 2004, Mr. Zhang has been President of AdvanceX. AdvanceX

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was a consultant  for  600108.sh,  a public company listed on the Shanghai Stock
Exchange, in connection with the issuance of inter-bank bonds in the amount of one billion RMB or approximately U.S. $153,000,000. In 1993, Mr. Zhang received a Bachelor Degree in Automobile Application Engineering fro Changsha university of Science and Technology. In July 2001, Mr. Zhang attended postgraduate studies in Computer Software and Theory at South China University of Technology. Mr. Zhang is working toward his Masters Degree. Based on Mr. Zhang's education and business experience, we believe he is well qualified to serve on the Company's Board of Directors.

     While none of our Directors has any experience in running a U.S. publicly held company that conducts the business the Company intends to conduct, we believe each one has the necessary business skills, integrity and experience in senior level management to serve on, and make major contributions to, the Company's Board of Directors. Each of our Directors will also rely on the Company's financial, accounting and legal advisors to assist the Company and the Directors to comply with the laws, rules and regulations of the U.S. Securities and Exchange Commission."

Item  7.  Certain   Relationships   and  Related   Transactions,   and  Director
          Independence, page 19

     4. WE NOTE YOUR STATEMENT IN THIS SECTION THAT YOU RECEIVED CASH IN CONSIDERATION OF THE 24,000,000 SHARES ISSUED TO YOUR FOUNDERS; HOWEVER, ON PAGE F-9 YOU INDICATE THAT YOU RECEIVED SUCH CONSIDERATION IN THE FORM OF SERVICES. PLEASE REVISE OR ADVISE. IN ADDITION, PLEASE CLARIFY WHETHER YOU RECEIVED SUCH CONSIDERATION IN THE FORM OF CASH OR SERVICES IN THE FIRST PARAGRAPH UNDER "ITEM
10. RECENT SALES OF UNREGISTERED SECURITIES." Response:

     In response to this comment, we have revised our filing by disclosing in the first paragraphs of Item 7 and 10 to state that it was originally anticipated that our founders would pay cash for their shares and that in June 2011, our Board of Directors passed resolutions agreeing to accept prior services rendered by our founders valued at $2,400 in lieu of cash for the founders shares. We have attached as an exhibit to our amendment the Written Consent of the Board of Directors passing such resolutions

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,



By: /s/ Hongqiang Xu
   -------------------------------
   Hongqiang Xu
   President

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